Filed pursuant to Rule 433
Registration No. 333-130580
November 15, 2006

HSBC Finance Corporation

Final Term Sheet
Lead Manager:	HSBC Securities (USA) Inc. (88%)
Co-Managers:

BNP Paribas Securities Corp. (2%)
Calyon Securities (USA) Inc. (2%)
Commerzbank Capital Markets Corp. (2%)
Merrill Lynch, Pierce, Fenner & Smith Inc. (2%)
SG Americas Securities, LLC (2%)
Loop Capital Markets, LLC (1%)
The Williams Capital Group, LP (1%)

Structure:	7-year Global Fixed Rate Notes
Ratings:	Aa3/AA-/AA-(Positive Outlook/Stable/Positive Outlook)
Pricing Date:	November 15, 2006
Original Issue Date:	November 21, 2006
Settlement Date:	November 21, 2006
Maturity Date:	January 15, 2014
Form of Note:	Senior Notes
Form of Offering:	SEC Registered Global
CUSIP:	40429CFW7
ISIN:	US40429CFW73

Transaction Details
Principal Amount:	$750,000,000
Benchmark Treasury:	UST 4.25% due 11/2013
Treasury Yield:	4.621%
Treasury Price:	97-25 3/4
Re-offer Spread:	UST + 73 basis points
Coupon:	5.250%
Re-offer Yield:	5.351%
Issue Price:	99.393%
Gross Fees:	0.350%
Net Price:	99.043%
Total Proceeds to Issuer:	$742,822,500
Coupon Payment Dates:	Semi-annual on each January 15th and July 15th, commencing July 15th, 2007
Call Features:	NCL
Day Count Convention:	30/360
Minimum Denominations:	$100,000 and integral multiples of $1,000 thereafter
Listing:	NYSE

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-811-8049.